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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                 SCHEDULE TO-I/A

              Tender Offer Statement under Section 13(e)(1) of the
                        Securities Exchange Act of 1934
                                 Amendment No. 4

                            ------------------------

                          LEVEL 3 COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))
                              LEVEL 3 FINANCE, LLC
                        (Name of Filing Person (Offeror))
                          LEVEL 3 COMMUNICATIONS, INC.
                        (Name of Filing Person (Issuer))
                   6% Convertible Subordinated Notes due 2009
                   6% Convertible Subordinated Notes due 2010
                         (Title of Class of Securities)

                                    52729NAG5
                                    52729NAS9
                     (Cusip Numbers of Class of Securities)

                            ------------------------

                             Thomas C. Stortz, Esq.
                                 General Counsel
                          Level 3 Communications, Inc.
                             1025 Eldorado Boulevard
                           Broomfield, Colorado 80021
                            Telephone: (720) 888-1000
           (Name, Address and Telephone Number of Person Authorized to
      Receive Notices and Communications on Behalf of the Filing Person(s))

                                   Copies to:

John S. D'Alimonte, Esq.                           Allan G. Sperling, Esq.
Willkie Farr & Gallagher                      Cleary, Gottlieb, Steen & Hamilton
   787 Seventh Avenue                                One Liberty Plaza
New York, New York 10019                          New York, New York 10006
Telephone: (212) 728-8000                        Telephone: (212) 225-2000
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                            CALCULATION OF FILING FEE
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
           Transaction Valuation*                                   Amount of Filing Fee
----------------------------------------------------------------------------------------------
                $187,000,000                                                $37,400
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 *   Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934

[X]  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount Previously Paid:     $37,400         Filing party:    Level 3 Finance, LLC
     Form or Registration No.:   005-43185       Date Filed:      September 13, 2001

[ ]  Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1
[X]  issuer tender offer subject to Rule 13e-4
[ ]  going private transaction subject to Rule 13e-3
[ ]  amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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         Level 3 Finance, LLC ("Purchaser"), a Delaware limited liability company and a wholly owned subsidiary of Level 3 Communications, Inc., a
Delaware corporation ("Level 3"), and Level 3 hereby amend and supplement the
Tender Offer Statement on Schedule TO, originally filed on September 13, 2001 by
Purchaser, as amended by Amendment No. 1, filed on September 25, 2001, Amendment
No. 2, filed on October 2, 2001, and Amendment No. 3, filed on October 10, 2001
(as so amended, the "Schedule TO"), with respect to Purchaser's offers to purchase (1) up to $525,000,000 aggregate principal amount of Level 3's outstanding 6% Convertible Subordinated Notes due 2009 (the "2009 Convertible
Notes") at a price not greater than $220 nor less than $190 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase, and (2) up to $325,000,000 aggregate principal amount of Level 3's outstanding 6% Convertible Subordinated Notes due 2010 (the "2010 Convertible
Notes" and, together with the 2009 Convertible Notes, the "Convertible Notes")
at a price not greater than $220 nor less than $190 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offers for the Convertible Notes were made upon the terms and subject to the conditions relating to the Convertible Notes set forth in the
Offers to Purchase, dated September 10, 2001, as supplemented by Supplement No.
1 to the Offers to Purchase, dated September 25, 2001, and Supplement No. 2 to the Offers to Purchase, dated October 9, 2001 (as so supplemented, the "Offer to
Purchase"), and in the related letter of transmittal (which, with respect to the
Convertible Notes, as amended or supplemented from time to time, together constitute the "Convertible Note Offers"). Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and the
Schedule TO.

Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented by adding the following disclosure:

                  Each of the Convertible Note Offers expired on October 22, 2001 at 11:59 p.m., New York City time. Pursuant to the Convertible Note Offers (1) $80,388,000 aggregate principal amount of the 2009 Convertible Notes, and (2) $71,182,000 aggregate principal amount of the 2010 Convertible Notes were validly tendered and not withdrawn prior to the expiration of the Convertible Note Offers. Purchaser accepted for payment (1) $80,388,000 aggregate principal amount of the 2009 Convertible Notes at a price of $220 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase, and (2) $71,182,000 aggregate principal amount of the 2010 Convertible Notes at a price of $220 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase.

                  Level 3 issued a press release on October 23, 2001, announcing the results of the Convertible Note Offers, the full text of which is attached as an exhibit hereto and incorporated herein by reference.

Item 12.  Exhibits.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(iv)            Press Release, dated October 23, 2001



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           LEVEL 3 FINANCE, LLC

                           By:        /s/ Neil J. Eckstein
                                      ---------------------------------------
                                      Name:    Neil J. Eckstein
                                      Title:   Manager


                           LEVEL 3 COMMUNICATIONS, INC.

                           By:        /s/ Thomas C. Stortz
                                      ---------------------------------------
                                      Name:    Thomas C. Stortz
                                      Title:   General Counsel




Dated:  October 23, 2001


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                                 EXHIBIT INDEX

Exhibit Number                 Description
--------------                 -----------

(a)(5)(iv)                     Press Release, dated October 23, 2001.





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